FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 7, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Second Quarter 2006 Results

Buenos Aires, August 7, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the second quarter ended June 30, 2006.

* Petrobras Energía Participaciones S.A.’s net income for 2006 second quarter was P$298 million. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2006 quarter was P$397 million.

Net income for 2005 second quarter was P$371 million. It should be pointed out that net income for 2005 quarter was positively impacted by a P$127 million gain from equity interest in Citelec, primarily attributable to restructuring of the financial debt of its controlled company Transener.

Operations for 2006 quarter developed within an international context characterized by record oil prices which had an impact on oil derivatives. In Argentina, this effect, however, was significantly mitigated by crude oil export taxes and restrictions in the refined products domestic market to pass through this impact to consumer sales prices.

* As from April 1, 2006 conversion of operating agreements in Venezuela into partially state-owned companies began to have economic effects. Pursuant to the terms and conditions of the memorandums of understanding executed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. consolidation of the results of the above mentioned operations on a line by line basis was discontinued as from said date, such results being shown in net terms under Equity in Earnings of Affiliates.

* Net sales rose 13.2% to P$2,869 million in 2006 quarter. Net sales for 2005 quarter reflect P$284 million attributable to the consolidation of operations in Venezuela. Without consolidation, net sales rose 27.5%, mainly boosted by the significant rise in the price of WTI, gas, electricity and some refined products.

* Gross profit for 2006 quarter was P$898 million, 2.7% higher compared to 2005 quarter.

* During the first six months of 2006 fiscal year the Company’s shareholders’ equity increased 13% totaling P$5,827 million as of June 30, 2006.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Financial income (expense) and holding gains (losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statements

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2006 quarter net sales increased 9.4% to P$1,209 million. Net sales for 2005 quarter reflect P$284 million attributable to the consolidation of operations in Venezuela. Without consolidation, net sales rose 47.3% mainly as a result of the 40.4% increase in the average sales price of crude oil equivalent and the 6.1% rise in sales volumes of oil equivalent.

In Argentina, net sales increased 35.8% to P$743 million in 2006 quarter, mainly boosted by the 31% rise in the average sales price of oil equivalent and, to a lesser extent, the 3.6% increase in daily sales volumes. Crude oil sales increased 35.1% to P$662 million in 2006 quarter as a consequence of a 35.4% rise in average sales prices. Crude oil daily sales volumes slightly declined 0.4% to 55.7 thousand barrels. Daily oil production volumes rose 3.6% to 54.5 thousand barrels in 2006 quarter as a result of the successful investments made in the drilling and workover campaign in 2006 quarter.

Daily oil production volumes rose 3.6% to 54.5 thousand barrels in 2006 quarter as a result of the investments made which included operation monitoring and tracking actions, such as lifting improvements and workover activities.

Total gas sales increased 42.1% to P$81 million in 2006 quarter, mainly as a consequence of the 30.8% improvement in sales prices basically as a result of increased export prices, the deregulation of the gas price for industries and electricity generation companies and the rise in international reference prices some gas contracts are subject to. Gas daily sales volumes rose 8.8% to 259.7 million cubic feet in 2006 quarter, mainly due to the start up of the project for the interconnection of Santa Cruz I area production poles. This allowed to transport gas and condensate reserves on an integrated basis from the Austral basin fields to the General San Martin gas pipeline as from 2006 first quarter.

In Ecuador, oil sales for 2006 quarter increased 135.1% to P$174 million, mainly boosted by the 53.7% rise in sales volumes and the 52.4% increase in sales prices. Daily sales volumes rose to 10.3 thousand barrels in 2006 quarter due to the 30% improvement in production in line with the development of Block 18, and to limited deliveries in 2005 quarter as a consequence of operating delays at Petroecuador facilities, with the consequent stock increase.

In Peru, oil and gas sales in 2006 quarter rose 47.9% to P$241 million. The price of crude oil and gas recorded 41.7% and 45.7% increases, respectively, as a consequence of the rise in the adjustment factor in the price formula, due to the fuel oil price behavior. Daily sales volumes of oil equivalent rose 4.9% in 2006 quarter as a result of continued drilling and workover activities during 2005 and 2006, improved production results of the 2006 drilling campaign and the increased demand for gas.

In Bolivia, oil and gas sales in 2006 quarter increased 60% to P$48 million mainly driven by a 60.5% rise in the sales price of oil equivalent. The average sales price of gas recorded a 77.9% rise in 2006 quarter as a consequence of increased fuel oil international prices used as the basis for calculation of the price for exports to Brazil.

* Gross profit for 2006 quarter grew 7.6%. Without consolidation of operations in Venezuela in 2005 quarter, gross profit rose 45.5%. Gross margin on sales remained at similar levels in both quarters, 55.3% and 56.2%, respectively. In 2006 quarter, the lifting cost rose to P$10.9 per barrel of oil equivalent mainly due to increased costs in Argentina, in line with inflationary trends, that affected in particular oil services rates and compensations, and to an increase in the cost of energy as a consequence of the gradual application of the price recovery mechanism. In addition, gross profit was impacted by the rise in the variable rate of royalties in Peru and the amendment to the Hydrocarbons Law in Ecuador which resulted in a P$30 million loss.

* Administrative and selling expenses increased P$12 million to P$69 million in 2006 quarter. Administrative and selling expenses in 2005 quarter reflect P$7 million attributable to the consolidation of operations in Venezuela. Without consolidation, administrative and selling expenses rose 38% mainly due to increased compensations and higher crude oil transportation costs as a consequence of increased sales in Ecuador.

* Exploration expenses totaled P$49 million and P$19 million in 2006 and 2005 quarters, respectively. In 2006 quarter, exploration investments in Puesto Zúñiga and Santa Cruz II areas (where no commercially viable reserves were found) were charged to income. Operating expense for 2005 quarter is mainly attributable to expenses derived from 3D seismic works in exploratory areas in Argentina.

* Other operating income (expense), net mainly reflects costs associated with the unused transportation capacity under the Ship or Pay agreement with OCP in Ecuador. The Ship or Pay agreement accounted for P$47 million and P$42 million losses in 2006 and 2005 quarters, respectively.

Refining

* Operating income for the Refining and Distribution segment reflected P$90 million and P$31 million losses in 2006 and 2005 quarters, respectively. During 2006 quarter business operating margins deteriorated again as a result of the 30.9% increase in crude oil costs, which could not be fully passed through to domestic sales prices due to the restrictions imposed by the price stabilization policy currently in force.

The continuous increase in the price of raw material purchased from third parties versus the reality of prices for diesel oil and gasoline in the domestic market, led to a deterioration in income from the Refining and Distribution activities, which was strongly negative in Argentina in 2006 fiscal year.

* Net sales for refinery products rose 23.4% in 2006 quarter, mainly due to a strong increase in sales prices and, to a lesser extent, higher sales volumes, specially gasoline, asphalts and heavy distillates, which were mainly sold in the foreign market.

In this respect, volumes processed during 2006 quarter rose 11.6% to 65,600 barrels per day, basically due to the scheduled shutdown which took place at the Bahía Blanca Refinery in 2005 quarter.

Average prices increased 25% mainly boosted by improvements in aromatics, asphalts, heavy distillates, paraffins and VGO. Net sales prices for diesel oil dropped 7%, primarily due to tax benefits applicable in 2005 quarter.

Total sales volumes of gasoline rose 28.6% in 2006 quarter as a result of increased exports. Asphalt sales volumes grew 18%, primarily due to the 32% increase in exports and the 16% improvement in sales to the domestic market, driven by infrastructure works boosted by the government.

Petrochemicals

*Net sales increased 20.1% in 2006 quarter, due to higher sales volumes of styrene, polystyrene, rubber and fertilizers.

* Gross profit for 2006 quarter moved down 18.6% and gross margin on sales dropped to 11.8% in 2006 quarter from 17.4% in 2005 quarter.

As regards styrenics in Argentina, gross profit declined 49% to P$25 million in 2006 quarter and gross margin on sales dropped to 10.1% from 23.2%, basically as a result of increased fixed production costs attributable to higher compensations and the rise in raw material costs.

Gross profit from styrenics in Brazil rose 47.1% in 2006 quarter and gross margin on sales moved up to 9% in 2006 quarter from 8.2% in 2005 quarter, primarily as a result of reduced raw material costs attributable to the lower domestic price for benzene, as a consequence of the agreements made with raw material suppliers.

In the fertilizers business, gross profit totaled P$20 million in both quarters and gross margin on sales declined to 16.3% in 2006 quarter from 18% in 2005 quarter, due to the rise in production costs, mainly gas rates, and the increase in urea and ammonium nitrate costs and higher labor costs.

* The rise in administrative and selling expenses is primarily attributable to increased fixed staff costs derived from higher compensations.

Hydrocarbon Marketing and Transportation

Breakdown of operating income excluding proportional consolidation of CIESA is as follows:

* Sales revenues increased 20.9% in 2006 quarter, mainly due to higher prices of both gas and liquids.

Sales prices for gas produced by the Company and imported gas in Argentina increased 25% mainly as a result of the deregulation of the gas price for industries and electricity generation companies due to the implementation of the price recovery mechanism established by the Secretary of Energy and increased export prices resulting from higher international reference prices.

Liquids sales prices rose 15%, mainly as a consequence of higher international reference prices.

Gas and LPG brokerage services accounted for sales revenues in the amount of P$19 million in both quarters.

Electricity

Breakdown of operating income excluding proportional consolidation of Distrilec is as follows:

*   Net sales of electricity generation increased 48.1% in 2006 quarter due to the combined effect of a 34.5% improvement in generation prices and an 11.5% rise in energy sales, as a result of the 6% increase in the demand for energy in Argentina which was mainly supplied by hydroelectric plants.

The increase in energy sales prices was primarily attributable to the gradual implementation of the price recovery mechanism established as from 2004 fourth quarter by the Secretary of Energy in line with the recovery of gas prices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/07/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney